Securities and Exchange Commission
                             Washington, D.C. 20549
                      ------------------------------------

                                   Form 11-K


  [x] Annual Report Pursuant to Section 15 (d) of the Securities Exchange Act
                                    of 1934
                  For the fiscal year ended December 31, 2002


                                       OR


  [ ] Transition Report Pursuant to Section 15 (d) of the Securities Exchange
                                  Act of 1934


                         Commission file number 1-6003



               Federal Signal Corporation 401(K) Retirement Plan (Full title of plans and address of plans if different from that of the issuer named below)



                           Federal Signal Corporation
                       1415 West 22nd Street, Suite 1100
                           Oak Brook, Illinois 60523
                        --------------------------------
             (Name of issuer of the securities held pursuant to the
            plans and the address of its principal executive office)

                              Required Information
                              --------------------

Item 4

     In lieu of the financial statements required by Items 1-3, the Plan is submitting financial statements prepared in accordance with the financial reporting requirements of ERISA for the years ended December 31, 2002 and 2001 and December 30, 2001.







                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  June 30, 2003                         FEDERAL SIGNAL CORPORATION
                                             401(K) RETIREMENT PLAN



                                             By: /s/ Joseph J. Ross
                                                 ---------------------
                                                 Joseph J. Ross
                                                 Plan Administrative Committee


                                             By: /s/ Kim A. Wehrenberg
                                                 ---------------------
                                                 Kim A Wehrenberg
                                                 Plan Administrative Committee


                                             By: /s/ Paul J. Wittig
                                                 ---------------------
                                                 Paul J. Wittig
                                                 Plan Administrative Committee

                           FEDERAL SIGNAL CORPORATION
                             401(K) RETIREMENT PLAN

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001,
                              AND DECEMBER 30, 2001







                               CONTENTS



                                                                  Page

Independent Auditor's Report                                        1

Statement of Net Assets Available for Benefits,
December 31, 2002 and 2001, and December 30, 2001                   2

Statement of Changes in Net Assets Available for Benefits,
Year Ended December 31, 2002, One Day Ended December 31,
2001, and Year Ended December 30, 2001                              3

Notes to Financial Statements,
December 31, 2002 and 2001, and December 30, 2001                   4

Supplemental Schedule:

   Schedule H, Line 4i - Schedule of Assets Held
   for Investment Purposes, December 31, 2002                       9

                   INDEPENDENT AUDITOR'S REPORT

Plan Administrator
Federal Signal Corporation
401(k) Retirement Plan

We have audited the accompanying statement of net assets available for benefits of Federal Signal Corporation 401(k) Retirement Plan as of December 31, 2002 and 2001, and December 30, 2001, and the related statement of changes in net assets available for the benefits for the year ended December 31, 2002, the one day ended December 31, 2001, and the year ended December 30, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and December 30, 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, the one day ended December 31, 2001, and the year ended December 30, 2001, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at year end is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PHILIP ROOTBERG & COMPANY, LLP

Chicago, Illinois
June 6, 2003



FEDERAL SIGNAL CORPORATION
401(K) RETIREMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS



                                                     December 31,          December 30,
Assets                                          2002             2001           2001
                                            -----------     -----------    -----------
  Contributions receivable from:
   Federal Signal Corporation              $  4,471,714    $  4,227,198   $  4,227,198
   Participants                                 803,498         810,813        810,813
  Dividends and interest receivable               -               -            497,036
  Investments at fair value:
   Vanguard Wellington Fund                  14,483,522      14,791,764     14,840,620
   Vanguard Explorer Fund                     7,229,626       8,805,379      8,888,227
   Vanguard Index 500 Portfolio              31,163,151      40,100,536     40,509,419
   Vanguard Primecap Fund                    28,008,881      37,497,010     37,872,908
   Vanguard Retirement Savings Trust         49,537,397      44,955,583     44,742,395
   Federal Signal Corporation common stock   28,672,576      32,432,843     33,127,416
   Vanguard International Growth Fund           921,972       1,046,317      1,040,741
   Vanguard Total Bond Market Index Fund      3,687,088       1,760,428      1,746,012
  Participant Loan Fund                       4,796,755       4,997,564      4,973,494
                                            -----------     -----------    -----------

Net Assets Available for Benefits          $173,776,180    $191,425,435   $193,276,279
                                            ===========     ===========    ===========





See accompanying notes to financial statements


FEDERAL SIGNAL CORPORATION
401(K) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                            Year Ended     One Day Ended     Year Ended
                                           December 31,      December 31,    December 30,
                                               2002              2001           2001
					   -----------       -----------     ----------
Additions


  Contributions from employer              $ 5,631,913     $        -     $  5,484,759
  Contributions from participants           11,809,228              -       12,022,512
  Transfer of assets from plan mergers            -                 -          446,006
  Interest and dividends                     4,932,726            6,852      6,184,099
  Net realized and unrealized gains
   (losses) in fair value of investments:
     Mutual funds                          (23,083,082)      (1,201,292)   (12,033,025)
     Common stock                           (3,685,323)      (  654,690)     4,854,474
                                            ----------        ---------     ----------

                                            (4,394,538)      (1,849,130)    16,958,825
                                            ----------        ---------     ----------

Deductions

  Withdrawals by participants               (13,235,795)     (    1,714)   (11,166,019)
  Other                                     (    18,922)            -      (    20,990)
                                            -----------      ----------    -----------

                                            (13,254,717)     (    1,714)   (11,187,009)
                                            -----------      ----------    -----------

Net Additions (Deductions)                  (17,649,255)     (1,850,844)     5,771,816

Net Assets Available for Benefits -
  Beginning of Period                       191,425,435     193,276,279    187,504,463
                                            -----------     -----------    -----------
Net Assets Available for Benefits -
  End of Period                            $173,776,180    $191,425,435   $193,276,279
                                            ===========     ===========    ===========




See accompanying notes to financial statements

FEDERAL SIGNAL CORPORATION
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001, and December 30, 2001


1 - Significant Accounting Policies

    Basis of Accounting - The accompanying financial statements are prepared on the accrual basis of accounting.

    Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

    Valuation of Investments - Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Federal Signal Corporation 401(k) Retirement Plan ("Plan"). Values for Federal Signal Corporation ("Company") common stock are based on the December 31, 2002 and 2001,and December 30, 2001, closing prices.

    Accounting Method - Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Net realized and unrealized appreciation is recorded in the accompanying financial statements as net realized and unrealized gains (losses) in fair value of investments. Contributions are recognized based on payroll dates and accrued if applicable.

    Fees - Investment advisory fees for portfolio management of Vanguard Funds are paid directly from fund earnings and will not reduce assets of the Plan. Purchase fees, if applicable, are paid by the participants investing in those funds which are subject to such fees.


2  -  Description of Plan

    The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    General - The Plan is a defined contribution plan covering a majority of the Company's employees who have three months of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). On April 1, 1994, the Plan sponsor adopted the Vanguard Prototype 401(k) Savings Plan. On January 1, 2002, the Plan sponsor restated the Plan by adopting the Vanguard Qualified Retirement Plan and Trust Defined Contribution Basic Plan Document 01. The Plan is sponsored by the Company.

    Contributions - In 2001, participants at most divisions were able to contribute up to 15% of pretax annual compensation, as defined in the Plan, and after-tax contributions of up to 6% of compensation, limited to a maximum employer and employee contribution of 23% as defined in the Plan. Commencing January 1, 2002, participants at most divisions can contribute up to 40% of pretax annual compensation, as defined in the Plan, and after tax contributions of up to 6%. Participants may also transfer amounts representing distributions from other qualified defined benefit or contribution plans. Company contributions are based on a percentage of employee contributions or as a discretionary amount based on eligible employee compensation and/or hours/months worked.

    Effective June 1, 2002, the Plan was amended to add an employee stock ownership feature wherein all employer contributions are invested in Company stock. However, the participants are allowed to transfer their funds out of Company stock at any time. The amendment also provides for the participants to have the option of receiving Company stock dividends in cash instead of having the dividends automatically reinvested in the Plan.

    Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings and is charged with an allocation of investment management fees and, for terminated employees, administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions depending on the division. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after three years of credited service, except for the participants from the Emergency One division, who are immediately vested in the Company's discretionary contribution. Commencing July 1, 2002, participants are immediately vested in the dividends from Company stock that were paid to the Plan and reinvested in Company stock at the participant's election.

    Investment Options - Upon enrollment in the Plan, a participant may direct employee contributions in 5% increments in a variety of investment choices at Vanguard Fiduciary Trust Company ("Vanguard") including the Company's common stock. Participants may change their investment by calling Vanguard. Commencing July 1, 2002, all Company contributions are invested in Company stock. The participants have the option of transferring balances from Company stock to other investment choices without restriction.

    Participant Notes Receivable - Participants may borrow from their own contributions a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loans are required to be repaid within five years, with the exception that a loan which is used to acquire a principal residence may be repaid within ten years. The loans are secured by the balance in the participant's account and bear interest at a rate of prime plus one percent. Principal and interest are paid ratably through payroll deductions.

    Payment of Benefits - Participants are eligible to receive the vested portion of their plan account upon retirement, termination of employment, or total and permanent disability. Payment will generally be made in a lump sum.

    Forfeited Accounts - As of December 31, 2002 and 2001, and December 30, 2001, forfeited nonvested accounts totaled $39,308, $42,889 and $43,322, respectively. These accounts are used to reduce future employer contributions. Also, during the years ended December 31, 2002 and December 30, 2001, employer contributions were reduced by $42,889 and $38,062, respectively, from forfeited nonvested accounts.

3 - Non-Participant-Directed Investments

    In accordance with the adoption of Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," the following information about net assets and the significant components of changes in net assets available for benefits relating to non-participant-directed investments is being disclosed:


                                                   December 31,     December 30,
                                                 2002       2001        2001
       Net Assets:                          ----------  ----------   ----------
        Contribution receivable from
         Federal Signal Corporation         $    -      $1,917,434   $1,917,434
        Dividend receivable                      -           -           82,126
        Federal Signal Corporation
         common stock                            -       9,943,315   10,062,109
                                            ----------  ----------   ----------

                                           $     -     $11,860,749  $12,061,669
                                            =========   ==========   ==========


                                                        One Day
                                         Year Ended      Ended       Year Ended
                                        December 31,  December 31,  December 30,
					   2002          2001           2001
                                        -----------   -----------   -----------

       Changes in Net Assets:
        Contributions from employer   $    213,192   $     -        $ 2,637,013
        Interest and dividends              89,178         -            244,012
        Net realized and unrealized
         gains (losses)                    510,981    (  200,920)     1,422,373
        Withdrawals by participants    (   877,033)        -         (1,022,056)
        Reclassified to participant-
         directed investments          (11,797,067)        -         (1,381,451)
                                        ----------     ---------      ---------
       Net Additions (Deductions)     $(11,860,749)  $(  200,920)   $ 1,899,891
                                        ==========     =========      =========

4 - Related Party Transactions

    Substantially all assets of the Plan are held in trust by Vanguard, trustee for the Plan. Administrative and trustee fees in the amount of $167,743 and $103,810, respectively, were paid during the years ended December 31, 2002 and December 30, 2001, by the Company.

    The Plan has no reportable transactions with nonexempt parties-in-interest as defined by the Department of Labor for the year ended December 31, 2002, the one day ended December 31, 2001, and the year ended December 30, 2001.


5 - Plan Merger

    The Company purchased the Dico Corporation in 1994 and, as a result of the acquisition, the Dico Corporation 401(k) Plan ("Dico Plan") was effectively merged into the Plan on December 31, 1994. The Dico Plan assets consisted of insurance contracts that expired in 2001 and participant loans. Nationwide Insurance Company administered the insurance contracts, participant loans and participant accounts through October 16, 2001, at which time the assets were transferred to the Plan's trust. On the date of the transfer, the net assets of the Dico Plan were valued at $446,006.


6 - Income Tax Status

    The Internal Revenue Service ("IRS") issued a favorable opinion letter dated September 7, 1994, for the Vanguard Prototype 401(k) Savings Plan, which was adopted by the Plan sponsor on April 1, 1994. The IRS issued a favorable opinion letter dated August 22, 2001, for the Vanguard Qualified Retirement Plan and Trust Defined Contribution Basic Plan Document 01, which was adopted by the Plan sponsor on January 1, 2002. The IRS letters state that the prototype plans are acceptable under the applicable sections of the Internal Revenue Code ("IRC"). The IRS issued favorable determination letters dated July 31, 1996, and April 1, 2003, which state that the Plan and related trust are designed in accordance with applicable sections of the IRC.


7 - Plan Termination

    The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. The Company has not expressed any intent to terminate the Plan. However, effective April 1, 2003, the Company has discontinued the Company contributions for the ClappDico division employees.




                              SUPPLEMENTAL SCHEDULE






FEDERAL SIGNAL CORPORATION 401(K) RETIREMENT PLAN                    Schedule 1
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD
FOR INVESTMENT PURPOSES
December 31, 2002


                                 EIN: 36-1063330

                                     PN: 003



                                               (c)                                         (e)
       (b)                                Description of                     (d)         Current
(a)  Identity of Issue                      Investment                      Cost          Value
---  -----------------             ----------------------                ----------    ----------
 *   Vanguard Wellington Fund      Registered Investment Company       $ 16,082,240   $ 14,483,522

 *   Vanguard Explorer Fund        Registered Investment Company          9,434,994      7,229,626

 *   Vanguard Index 500 Portfolio  Registered Investment Company         33,180,526     31,163,151

 *   Vanguard Primecap Fund        Registered Investment Company         33,562,089     28,008,881

 *   Vanguard Retirement
       Savings Trust               Common/Collective Trust               49,537,397     49,537,397

 *   Federal Signal Corporation
       Common Stock                Common Stock                          29,516,008     28,672,576

 *   Vanguard International
       Growth Fund                 Registered Investment Company          1,358,528        921,972

 *   Vanguard Total Bond
       Market Index Fund           Registered Investment Company          3,597,555      3,687,088

 *   Participant Loan Fund         Interest at Rates From 5.25% to 10.5%      -          4,796,755



* A party-in-interest as defined by ERISA.

